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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER (12) G OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number 333-97247-07
SLM Funding LLC
(Exact Name of Registrant as Specified in its Charter)
12061 Bluemont Way, Reston, VA 20190 703/984-6419
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
SLM Student Loan Trust 2002-7
Student Loan-Backed Securities

(Title of each class of securities covered by this form)
$201,470,000 Floating Rate Class A-1 Student Loan-Backed Notes
$229,400,000 Floating Rate Class A-2 Student Loan-Backed Notes
$198,460,000 Floating Rate Class A-3 Student Loan-Backed Notes
$206,940,000 Floating Rate Class A-4 Student Loan-Backed Notes
€500,000,000 Floating Rate Class A-5 Student Loan-Backed Notes
$94,550,000 Auction Rate Class A-6 Student Loan-Backed Notes
$100,000,000 Auction Rate Class A-7 Student Loan-Backed Notes
$100,000,000 Auction Rate Class A-8 Student Loan-Backed Notes
$100,000,000 Auction Rate Class A-9 Student Loan-Backed Notes
$100,000,000 Auction Rate Class A-10 Student Loan-Backed Notes
$100,000,000 Auction Rate Class A-11 Student Loan-Backed Notes
$59,850,000 Auction Rate Class B Student Loan-Backed Notes
(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4 (a) (1) (i)	☐	Rule 12h-3 (b) (1) (i)	☒
Rule 12g-4 (a) (1) (ii)	☐	Rule 12h-3 (b) (1) (ii)	☐
Rule 12g-4 (a) (2) (i)	☐	Rule 12h-3 (b) (2) (i)	☐
Rule 12g-4 (a) (2) (ii)	☐	Rule 12h-3 (b) (2) (ii)	☐
		Rule 15d-6	☒
Approximate number of holders of record as of the certification or notice date: 53
Pursuant to the requirements of the Securities Exchange Act of 1934, SLM Student Loan Trust 2002-7 has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

SLM STUDENT LOAN TRUST 2002-7

By:	Chase Bank USA, National Association
not in its individual capacity but solely as Eligible Lender Trustee

By:	/S/ JOHN J. CASHIN

Name:	John J. Cashin
Title:	Vice President